Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

June 5, 2023

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the oral legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 21, 2023, regarding Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on February 13, 2023. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. References to “prior response” refer to the Company’s correspondence filed with the SEC on February 13, 2023.

LEGAL COMMENTS

PROSPECTUS

1.	Refer to your prior response to comment 16. Please confirm the Company has not provided current shareholders information about portfolio holdings beyond what is discussed in the Registration Statement, and that the Company is not aware of any positions that any current shareholder has in a portfolio company that would provide such shareholder with material nonpublic information.

Response: The Company confirms that it has not provided current shareholders information about portfolio holdings beyond what is disclosed in the Registration Statement or other public filings with the SEC. The Company notes that it does not have information regarding the investments held by its current shareholders other than in the Company itself, but also confirms that it is unaware of any positions that any current shareholder has in the Company’s portfolio companies that would provide such shareholder with material nonpublic information.

The Company (page 10)

2.	Refer to your prior response to comment 23. With respect to your footnote disclosure regarding investments in forward contracts held through single asset special purpose vehicles, please provide additional disclosure, including who the parties are to the forward contract, who forms the SPVs, who sells them so that investors are better able to understand the nature of such investments. Please note that the Chief Counsel’s office of the SEC is also reviewing this disclosure.

February 13, 2023

Karen Rossotto, Senior Counsel Page 2

Response: The Company notes that single asset special-purpose vehicles (“SPVs”) are separate legal entities formed for the express purpose of pooling capital to invest in a single security. SPVs are typically formed by venture capital fund managers to allow investors, like the Company, to take smaller positions in private companies than may otherwise be available if the investor invested directly in the private company, or to have access to investment opportunities that may not be available directly. SPVs differ from “funds” in that they are required to invest in a single security, which is identified in advance and communicated to potential investors, whereas a fund is actively managed and invests in a number of different securities. Since an SPV owns a single asset (the securities of a private company), the vehicle has minimal costs and low fees, which can be waived in side letters with certain investors. SPVs can be an efficient method of investing in startup companies due to the simplicity of the structure and the efforts of the SPV manager in providing access to and acquiring securities of the private company.

SPVs are also useful for private startup companies in that they simplify the capitalization table by having a single holder rather than a large number of individual holders. In addition, in terms of voting rights, the SPV is the record holder and has the ability to vote the shares it holds on behalf of its members, which can be more efficient for the private company.

SPV interests are sold to investors through private offerings conducted pursuant to Regulation D of the Securities Act of 1933, as amended.

The Company has revised its disclosure in footnote (1) as follows:

“(1) Investment held through a single-asset SPV. The Company has an ownership interest in the SPV, whose sole assets are shares of the underlying private company.”

The Company has revised its disclosure in footnote (2) as follows:

“(2) Investment held through a single-asset SPV that holds forward contracts. The Company has an ownership interest in the SPV, whose sole assets are forward contracts to acquire shares of the underlying private company. Forward contracts involve the future delivery of shares of the portfolio company upon such securities becoming freely transferable or upon the removal of legends that restrict the transfer of such securities. The counterparties to the forward contracts are the shareholders of the private company who own the restricted shares. The Company does not have information as to the identities of the specific counterparties (the shareholders of the private company); however, counterparty risk is mitigated by the fact that there is not a single counterparty on the opposite side of the forward contracts and the sole obligation of the counterparties is to transfer shares following such time as the shares become freely transferable.”

Cover Page

3.	Please revise the prospectus cover page to include disclosure indicating the possibility that the Fund could incur leverage and provide a cross-reference to the risk factor related to leverage.

Response: The prospectus cover page has been revised accordingly.

February 13, 2023

Karen Rossotto, Senior Counsel Page 3

Plan of Distribution (page 63)

4.	We refer to your disclosure on page 63 of the Prospectus under “Plan of Distribution” that selling stockholders may engage in hedging transactions, sell shares short or loan or pledge the securities to broker-dealers. If Destiny XYZ has any intention of entering into such transactions, we may have further comment. If not, please revise your disclosure to remove these sentences.

Response: The Company confirms that, with respect to the Company’s shares, Destiny XYZ has no intention to engage in hedging transactions, sell shares short or loan or pledge the securities to broker-dealers. The Company has removed the above referenced disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Company (S-5)

5.	We refer to the director table in the Statement of Additional Information on page S-6. Please revise the header in the last column to include any directorships held during the last five years and update, to the extent necessary.

Response: The Registration Statement has been revised accordingly.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

February 13, 2023

Karen Rossotto, Senior Counsel Page 4

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP Jay Williamson, Securities and Exchange Commission Sohail Prasad, Destiny Tech100 Inc.